UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Results of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2023

On March 22, 2024, KB Financial Group Inc. (“KB Financial Group”) held its annual general meeting of shareholders for fiscal year 2023. All agenda items were approved and ratified as set forth below.

Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2023:

Approved as originally proposed

2)	Appointment of directors (one non-standing director and three non-executive directors)

2-1)	Jae Keun Lee, Non-Standing Director Candidate:

Approved as originally proposed

2-2)	Gyutaeg Oh, Non-Executive Director Candidate:

Approved as originally proposed

2-3)	Jaehong Choi, Non-Executive Director Candidate:

Approved as originally proposed

2-4)	Myong-Hwal Lee, Non-Executive Director Candidate:

Approved as originally proposed

3)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Seon-joo Kwon, Non-Executive Director Candidate:

Approved as originally proposed

4)	Appointment of members of the Audit Committee, who are non-executive directors

4-1)	Whajoon Cho, Audit Committee Member Candidate:

Approved as originally proposed

4-2)	Gyutaeg Oh, Audit Committee Member Candidate:

Approved as originally proposed

4-3)	Sung-Yong Kim, Audit Committee Member Candidate:

Approved as originally proposed

5)	Approval of the aggregate remuneration limit for directors:

Approved as originally proposed

Details of Approved Agenda Items

•	Key items of the approved financial statements for fiscal year 2023

•	Consolidated financial statements for fiscal year 2023(1)(2)

(In millions of Won, except per share amounts)
Total assets	715,738,152
Total liabilities	656,864,842
Share capital	2,090,558
Total equity(3)	58,873,310
Total operating revenue(4)	77,640,222
Net operating income	6,435,319
Profit for the year(5)	4,563,431
Basic earnings per share (Won)	11,580

Notes:   (1)  Based on International Financial Reporting Standards as adopted by the Republic of Korea.

(2)	Reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023.

(3)	Represents total equity, including equity attributable to non-controlling interests.

(4)

Represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit and loss, other insurance finance income, and other operating income.

(5)	Represents total profit for the year, including profit attributable to non-controlling interests.

•	Separate financial statements for fiscal year 2023(1)

(In millions of Won, except per share amounts)
Total assets	29,528,898
Total liabilities	4,486,823
Share capital	2,090,558
Total equity	25,042,075
Total operating revenue(2)	2,338,496
Net operating income	2,132,395
Profit for the year	2,121,244
Basic earnings per share (Won)	5,042

Notes:   (1)  Based on International Financial Reporting Standards as adopted by the Republic of Korea.

(2)	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss and other operating income.

•	Dividend payment for fiscal year 2023

A year-end cash dividend of KRW 1,530 per common share was approved:

1)	Total dividend amount for fiscal year 2023: KRW 1,173,936,610,920*

2)	Dividend yield for fiscal year 2023: 4.8%*

*

Includes quarterly cash dividends that have already been paid in fiscal year 2023 (three dividend payments each in the amount of KRW 510 per common share for the first, second, and third quarters of fiscal year 2023).

•	Appointed Non-Standing Director, Non-Executive Directors and Audit Committee Members

•	Number of re-appointed non-standing director: 1

•	Number of newly appointed or re-appointed non-executive directors: 4

•	Number of newly appointed or re-appointed members of the Audit Committee: 4

•	Total Number of Directors and Audit Committee Members Following the Appointment

•	Directors: 9 (including 7 non-executive directors)

•	Members of the Audit Committee: 4 (all non-executive directors)

Details regarding appointment of non-standing director

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Jae Keun Lee	May 1966	1 year	No

•  President & CEO, Kookmin Bank (Current)

•  Senior Executive Vice President, Head of Sales Group, Kookmin Bank

•  Managing Director/Senior Managing Director, Head of Strategy & Finance Planning Group, Kookmin Bank

•  Managing Director & CFO, KB Financial Group

•  General Manager, Financial Planning Department, KB Financial

•  General Manager, Pangyo Techno Valley Branch, Kookmin Bank

•  Chief Secretary, Secretariat, KB Financial Group

Details regarding appointment of non-executive directors

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Seon-joo Kwon	November 1956	1 year	No	• Visiting Scholar, Korea Institute of Finance • Chairman & CEO, Industrial Bank of Korea • Head of the Risk Management Division and the Financial Consumer Protection Center, Industrial Bank of Korea	—

Gyutaeg Oh	February 1959	1 year	No

•  Professor, School of Business Administration, Chung-Ang University

•  Director, Emerging Infrastructure Fund

•  Non-Executive Director, Moa Savings Bank Co., Ltd.

•  Non-Executive Director, Volkswagen Financial Service Korea

•  Risk Management Committee Member, Korea Technology Finance Corporation

•  Risk Management Committee Member, Evaluation and Compensation Committee Chair and Fund Management Evaluation Committee Member, National Pension Service

•  Dean, College of Business and Economics, Chung-Ang University

•  Public Funds Oversight Committee Member, Disposal Review Sub-Committee Chair, Financial Services Commission

—

Jaehong Choi	August 1962	1 year	No

•  Professor, Startup College, Gachon University (Current)

•  Chief Director, Gangwon Center for Creative Economy and Innovation (Current)

•  Professor, Department of Multimedia & IT Engineering, Gangneung-Wonju National University

•  Non-Executive Director, Kakao Corp.

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Myong-Hwal Lee	May 1964	2 years	Yes

•  Director, Center for International Financial Cooperation, Korea Institute of Finance (Current)

•  Senior Research Fellow, Korea Institute of Finance (Current)

•  Non-Executive Director, Woori Financial Capital, Co., Ltd.

•  Member, Sanction Review Committee, Financial Supervisory Service

•  Member, Postal Services Steering Committee

•  Non-Executive Director, Korea Federation of Savings Banks

•  Member, Creditors’ Coordination Committee

•  Vice President, Korea Money and Finance Association

•  Vice President, Korea Institute of Finance

•  Director of Research Strategy and External Affairs Division, Korea Institute of Finance

•  Disposal Review Sub-Committee Member, Public Funds Oversight Committee, Financial Services Commission

•  Non-Standing Director, Korea Housing Finance Corporation

—

Details regarding appointment of members of the Audit Committee

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)

Seon-joo Kwon	November 1956	1 year	No	• Visiting Scholar, Korea Institute of Finance • Chairman & CEO, Industrial Bank of Korea • Head of the Risk Management Division and the Financial Consumer Protection Center, Industrial Bank of Korea

Whajoon Cho	February 1957	1 year	No

•  Auditor, Mercedes-Benz Financial Services Korea Limited

•  Non-Executive Director, Pulmuone Corporate

•  Visiting Professor, Sogang University

•  Lecturer, KAIST (Korea Advanced Institute of Science and Technology)

•  President & CEO, KT Capital Corporation

•  CFO, KT Capital Corporation

Gyutaeg Oh	February 1959	1 year	Yes

•  Professor, School of Business Administration, Chung-Ang University

•  Director, Emerging Infrastructure Fund

•  Non-Executive Director, Moa Savings Bank Co., Ltd.

•  Non-Executive Director, Volkswagen Financial Service Korea

•  Risk Management Committee Member, Korea Technology Finance Corporation

•  Risk Management Committee Member, Evaluation and Compensation Committee Chair and Fund Management Evaluation Committee Member, National Pension Service

•  Dean, College of Business and Economics, Chung-Ang University

•  Public Funds Oversight Committee Member, Disposal Review Sub-Committee Chair, Financial Services Commission

Sung-Yong Kim	March 1966	1 year	No

•  Professor, Law School, Sungkyunkwan University (Current)

•  Member, Corporate Governance Research Committee, Korea Institute of Corporate Governance and Sustainability

•  Member, Management Committee for the Key Industries Stabilization Fund

•  Chairperson, Insolvency Law Institute of Korea

•  Non-Executive Director, Seoul Guarantee Insurance Company

•  Non-Executive Director, Woori Bank

•  Non-Standing Commissioner, Securities & Futures Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

By: /s/ Jae Kwan Kim

Date: March 22, 2024	(Signature)

Name: Jae Kwan Kim

Title: Senior Executive Vice President and Chief Finance Officer